Exhibit 23.2

[Letterhead of BK Associates, Inc.]

We refer to the Prospectus Supplement dated October 5, 2009 of United Air Lines, Inc. related to the offer and sale of $659,107,000 aggregate face amount of Pass Through Trust Certificates, Series 2009-1 (the “Prospectus”). We hereby consent to the inclusion of our report dated September 29, 2009 in the Prospectus and to the reference to our firm’s names in the Prospectus under the captions: “Summary – Equipment Notes and the Aircraft”, “Description of the Aircraft and the Appraisals – the Appraisals” and “Experts.” We also consent to such use, summary and references in the Final Prospectus Supplement relating to the offering described in the Prospectus, to the extent such use, summary and references are unchanged.

Date: October 5, 2009	BK ASSOCIATES, INC.

	By:	/S/ R.L. BRITTON
	Name:	R. L. Britton
	Title:	Vice President, ISTAT Senior Certified Appraiser